Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus

Supplement dated August 8, 2006

Registration No. 333-136379

August 10, 2006

Constellation Brands, Inc.

$700,000,000 7.25% Senior Notes due 2016

Summary of Final Terms and Details of the Issue

Issuer:	Constellation Brands, Inc.

Face Amount:	$700 million

Structure:	Senior Unsecured Notes

Final Maturity Date:	09/01/16

Public Offering Price:	99.02%

Coupon:	7.25%

Yield:	7.389%

Spread:	245 bps

Call Protection:	NC-L Except for a Make-Whole at T+50 basis points

Interest Payment Dates:	March 1 & September 1

First Interest Payment Date:	03/01/07

Ratings:	BB/Ba2

Trade Date:	08/10/06

Settlement Date:	08/15/06

CUSIP:	21036P AD 0

ISIN:	US21036PAD06

Distribution:	SEC Registered

Joint Bookrunners:	Citigroup and JPMorgan

Co-Managers:	Scotia Capital and Banc of America Securities LLC

Use of Proceeds:	The offering size has increased from the $500 million principal amount contemplated by the Prospectus Supplement (subject to completion) dated August 8,

2006 to $700 million principal amount. The incremental net proceeds will be applied to repay indebtedness under the issuer’s revolving credit facility and term loan facilities.

The issuer and its subsidiary guarantors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus, at no cost, if you request it by calling David Sorce at 1 (585) 218-3600.

The security ratings indicated above are not a recommendation to buy, sell, or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s and Standard & Poor’s. Each of the security ratings included in this term sheet should be evaluated independently of any other security rating.